January 20, 2011

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:       Form N-14 for the Calvert VP S&P MidCap 400 Index Portfolio, a series of Calvert Variable Products, Inc., and the Calvert VP SRI Balanced Portfolio, a series of Calvert Variable Series, Inc.  (File Nos. 333-171210 and 333-171211, respectively)

Ms. Roberts:

In response to our conversation on Thursday, January 20, 2011, I have revised Pre-Effective Amendment No. 1 to the Form N-14 for the reorganization of (i) the Calvert VP Mid Cap Value Portfolio into the Calvert VP S&P MidCap 400 Index Portfolio and (ii) the Calvert VP Balanced Index Portfolio into the Calvert VP SRI Balanced Portfolio. I expect to file Pre-Effective Amendment No. 1 today via EDGAR. Capitalized terms used in this letter have the meaning assigned thereto in the Registration Statement.

Based on our conversation I have made the following changes to the Average Annual Total Returns Table for the Mid Cap Reorganization:  (i) the columns labeled “Since Inception” and “Since Mid Cap Value Inception*” have been deleted, (ii) the 10-year column for Mid Cap Value has been populated with data and (iii) a footnote has been added to the 10-year year column for Mid Cap Value to indicate that the inception date of Mid Cap Value is 1/2/01 and that the markets were closed on 1/1/01 and 12/31/00.

I confirm that the Portfolio names in each Average Annual Total Returns Table are bolded.  However, to further highlight the performance data of the Portfolios I have applied a bolder border to the Portfolio row in each table.

On behalf of Registrants, I acknowledge that:

Calvert Variable Products, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

Calvert Variable Series, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Neither Calvert Variable Products, Inc. nor Calvert Variable Series, Inc., as applicable, may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I respectfully request that the effectiveness of each Form N-14 be accelerated and that each Form N-14 be declared effective on Friday, January 28, 2011.

As always, please feel free to contact me at 301-657-7044 with any questions or comments about this filing.

Very truly yours,

/s/ Andrew K. Niebler

Andrew Niebler
Associate General Counsel
Calvert Group, Ltd.